                                                                                    DEBBIE LEE
                                                                                    ASSOCIATE
                                                                                    PHONE 212-715-807
                                                                                    FAX 212-715-8171
                                                                                     DLEE@KRAMERLEVIN.com

April 21, 2006

VIA EDGAR and FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
50 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. William Bennett

Re:	SP Holding Corporation
Preliminary Information Statement on Schedule 14C
Filed March 22, 2006
File No. 0-21061

Dear Mr. Bennett:

This letter supplements our response to the oral comments of the staff of the Securities and Exchange Commission conveyed in a telephone conversation on April 6, 2006 in connection with the above-referenced filing, and confirms our telephone discussion on April 20, 2006.

Registrant acknowledges that Registrant’s securities are registered pursuant to Section 12 of the Act. Accordingly, Registrant withdraws the statements made in item 1 of the April 17 letter and respectfully submits the revised response as follows:

Response: Registrant respectfully submits that the Consenting Stockholders do not require the protection of the disclosure requirements of Section 14(a) of the Act for the reasons stated below:

1. Information regarding the merger transaction has been fully disclosed. The proposed amendment to amend Registrant’s certificate of incorporation to change its name from SP Holding Corporation to Planetwide Games Corporation (the “Name Change”) is being effected in connection with the merger transaction with Planetwide Games, Inc. On February 16, 2006, Registrant filed a Form 8-K with the Securities and Exchange Commission disclosing the terms of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Planetwide Games, Inc. The Form 8-K and the Merger Agreement were both filed prior to obtaining the written consent to the proposed amendment to effect the Name Change. As a result of these public filings, each Consenting Stockholder is aware of the merger and understand that the merger transaction will take place upon the satisfaction of the closing conditions set forth in the Merger Agreement. Further, as indicated in our April 13 letter, Registrant sought the consent of eight stockholders consisting of institutional and accredited investors who hold a large number of shares of voting stock of Registrant. These stockholders are sophisticated accredited investors with experience with transactions of this nature and, accordingly, do not need the protection of Section 14(a).

2.  The Name Change is an administrative change. Registrant respectively submits that the Name Change is incidental to the merger transaction. The Merger Agreement has been executed by both Registrant and Planetwide Games, Inc. and, accordingly, Registrant respectively submits that the Name Change is not a condition to close the merger transaction. The filing of the proposed amendment with the Secretary of State of the State of Delaware to effect the proposed amendment will not have a material impact on Registrant. Further, under Section 253(b) of the Delaware General Corporation Law, the parties to the Merger Agreement could have effected the Name Change by merging Registrant into its subsidiary and by adding the Name Change to the resolution of merger adopted by the directors of Registrant without stockholder consent. In view of these factors, the Consenting Stockholders do not need the protection of Section 14(a) to effect the Name Change.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Debbie Lee
Debbie Lee

cc: Mark Schaftlein
      Christopher S. Auguste, Esq.